20170190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2017

Thomas J. Kim
Sidley Austin LLP
thomas.kim@sidley.com

Re: Cigna Corporation
Incoming letter dated January 31, 2017

Dear Mr. Kim:

This is in response to your letters dated January 31, 2017 and February 21, 2017 concerning the shareholder proposal submitted to Cigna by John Chevedden. We also have received letters from the proponent dated January 31, 2017, February 8, 2017, February 21, 2017 and February 26, 2017. On January 24, 2017, we issued a no-action response expressing our informal view that, unless the proponent revised the proposal in the manner specified in our response letter, Cigna could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel

cc: John Chevedden

FISMA & OMB MEMORANDM M-07-16

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16 ***FISMA & OMB MEMORANDM M-07-16***

February 26, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Rule 14a-8 Proposal
Cigna Corp. (CI)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request and January 31, 2017 request for reconsideration.

Attached is the management opposition statement to the proxy access proposal.

The management opposition text is disingenuous to the Request for Reconsideration by largely keeping shareholders in the dark about the company's trumped up concerns.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Thomas Kim

Board of Directors' Statement in Opposition to the Proposal

Cigna's Board of Directors is committed to strong corporate governance practices. Cigna recognizes the value of providing shareholders that have a significant and ongoing ownership interest in the Company with an opportunity to include Board nominees in our proxy statement, as well as the potential positive impact of proxy access on director and board accountability. We regularly monitor the governance landscape and recognize that, as of December 2016, just over 50% of the S&P 500 had adopted proxy access. The Board is not opposed to proxy access. ***In fact, it is the Board's intention to complete a full evaluation of proxy access, with a goal of implementing a proxy access bylaw amendment on terms it believes are in our shareholders' best interests in 2017, but no later than in advance of the 2018 Annual Meeting of Shareholders.***

That said, Cigna has significant concerns with adopting proxy access in the form presented by the shareholder proponent. While certain key parameters for proxy access appear to have become standard, market practice around secondary provisions – and overall shareholder perception of such features – continues to evolve. Provisions such as the requirement that nominating shareholders hold 3% of our outstanding stock for at least three years, clearly reflect currently accepted market standards. Other provisions, such as restrictions on renomination rights, are much less settled and need to be carefully considered by the Board to provide for an effective proxy access framework. Cigna believes an overly permissive bylaw is inconsistent with market practices and good corporate governance.

In July 2015, Cigna entered into a merger agreement with Anthem. Before this time, the Corporate Governance Committee of the Board was in the process of evaluating proxy access. The merger agreement contained customary representations, warranties and covenants of both Cigna and Anthem, including the agreement to not amend our bylaws or propose or commit to any bylaw amendments. In light of these contractual restrictions, the Committee felt it was in the best interests of Cigna's shareholders to defer further consideration of proxy access.

Upon receiving the shareholder proposal, we evaluated the proposal and again were mindful of the merger agreement restrictions on bylaw amendments. We also spoke with Mr. Chevedden about these contractual restrictions. Following litigation commenced by the Department of Justice, on February 8, 2017, the U.S. District Court for the District of Columbia issued an order enjoining the merger. On February 14, 2017, Cigna sent a notice to Anthem terminating the merger agreement and filed suit against Anthem, including seeking a declaratory judgment that such termination was permitted, and the parties are now involved in pending litigation.

Cigna's Board strongly believes that any proxy access framework should be thoughtfully and carefully considered and suitable for both the company and its shareholders. Cigna believes that any proxy access bylaw must strike the appropriate balance between meaningful proxy access rights and protecting the interests of all shareholders by mitigating the potential for misuse or even abuse by shareholders who may not have the same interests as the majority of our long-term shareholders, while reflecting generally accepted governance practices around proxy access.

This shareholder proposal is included in the proxy statement as required under the SEC's rules. However, Cigna strongly believes that voting for this shareholder proposal is premature because Cigna should first have the opportunity to meaningfully consider appropriate and balanced terms of a proxy access bylaw that is more consistent with market practices and good corporate governance. The Board intends to complete its proxy access evaluation as soon as practicable, with a goal of implementing proxy access on terms it believes are in the shareholders' best interests. The Board will strive to implement such a proxy access bylaw in 2017, but no later than in advance of the 2018 Annual Meeting of Shareholders.

For these reasons, and in recognition of the Board's desire to implement a proxy access bylaw that reflects the best interests of Cigna's shareholders, the Board of Directors recommends that shareholders vote **AGAINST** the Proxy Access Shareholder Proposal.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16 ***FISMA & OMB MEMORANDM M-07-16***

February 21, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Cigna Corp. (CI)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request and January 31, 2017 request for reconsideration.

The company February 21, 2017 letter belatedly acknowledges the major setback to the company merger plans.

However the company does not even take a position on whether its merger prospects are now much worse than when it initially submitted its no action letter or just significantly worse.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Thomas Kim

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, DC 20005
+1 202 736 8000
+1 202 736 8711 FAX

thomas.kim@sidley.com
(202) 736 8615

February 21, 2017

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Cigna Corporation – Update on Request for Reconsideration

Ladies and Gentlemen:

In his letter dated February 8, 2017, Mr. John Chevedden, the proponent of a proxy access shareholder proposal submitted to Cigna Corporation ("Cigna" or the "Company"), asserted that the decision by the federal district court to block the proposed merger between Cigna and Anthem Inc. "seems to make any further consideration moot."

Cigna filed a Form 8-K on February 16, 2017, stating the following:

"As previously disclosed, on February 14, 2017, Cigna Corporation (the "Company") notified Anthem, Inc. ("Anthem") that it had terminated the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 23, 2015, by and among the Company, Anthem and a direct wholly owned subsidiary of Anthem. The Company then commenced litigation in the Delaware Court of Chancery (the "Chancery Court") against Anthem seeking damages and declaratory judgment that the Company's termination of the Merger Agreement is lawful, among other claims.

On February 14, 2017, Anthem commenced litigation against the Company in the Chancery Court seeking a temporary restraining order to enjoin the Company from terminating and from taking any action contrary to the terms of the Merger Agreement, specific performance compelling Cigna to comply with the Merger Agreement and damages.

On February 15, 2017, the Chancery Court granted Anthem's motion for a temporary restraining order and issued an order temporarily enjoining the Company from terminating the Merger Agreement. This is not a decision on the merits of the case, but rather a procedural order to ensure irrevocable actions do not take place before the Chancery Court's substantive review of the issues. Cigna respects the Chancery Court's decision and will continue to abide by terms of the Merger Agreement until the Chancery Court further reviews the case. A hearing will be scheduled the week of April 10 and we look forward to more fully briefing the Chancery Court at that time."

In view of these developments – notably, that "Cigna respects the Chancery Court's decision and will continue to abide by terms of the Merger Agreement until the Chancery Court further reviews the case" – we are of the view that our request for reconsideration, dated January 31, 2017, is ripe for decision and is not rendered moot by the decision of the federal district court.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request for reconsideration. Correspondence regarding this letter should be sent to me at thomas.kim@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (202) 736-8615.

Sincerely,

Thomas J. Kim

cc: John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16

FISMA & OMB MEMORANDM M-07-16

February 8, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Cigna Corp. (CI)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request and January 31, 2017 request for reconsideration.

This news item today seems to make any further consideration moot:
Federal Judge Blocks Anthem's Planned Acquisition of Cigna
The decision said the proposed $48 billion deal violated antitrust law because it would create an unacceptable reduction in the number of companies serving large national employers that insure their workers.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Thomas Kim

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16
FISMA & OMB MEMORANDM M-07-16

January 31, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Cigna Corp. (CI)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request and January 31, 2017 request for reconsideration.

One interpretation of the January 31, 2017 letter is that the company thinks it needs text inserted into the rule 14a-8 proposal that states that the proponent was not encouraged by the company to submit his proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Thomas Kim

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, DC 20005
+1 202 736 8000
+1 202 736 8711 FAX

thomas.kim@sidley.com
(202) 736 8615

January 31, 2017

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Cigna Corporation – Request for Reconsideration

Ladies and Gentlemen:

On December 19, 2016, Cigna Corporation, a Delaware corporation ("Cigna" or the "Company"), notified the Division of Corporation Finance (the "Staff") of its intent to exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting" and such materials, collectively, the "2017 Proxy Statement") a shareholder proposal (the "Proposal") submitted by John Chevedden. On January 24, 2017, the Staff issued a no-action letter stating that Cigna may exclude the proposal under Rule 14a-8(i)(6) of the Exchange Act "because it may cause Cigna to breach an existing contractual obligation," but that this "defect could be cured, however, if the proposal were revised to state that its implementation could be deferred until such time as it would not interfere with Cigna's existing contractual obligation." We hereby request the Staff to reconsider its January 24 response for the following reasons.

The Company believes the "defect" cannot be cured because merely the act of including the Proposal in the 2017 Proxy Statement would constitute a proposal to amend the bylaws of the Company and thereby violate the terms of the Agreement and Plan of Merger, dated as of July 23, 2015 (the " Merger Agreement"), among the Company, Anthem, Inc. ("Anthem") and Anthem Merger Sub Corp, providing for the Company to merge with and into Anthem (the "Merger") Section 4.1 of the Merger Agreement contains the following restrictions:

> "***Cigna shall not*** and shall cause its Subsidiaries not to, between the date of this Agreement and the Effective Time… ***directly or indirectly do, or propose or commit to do***, any of the following without the prior written consent of Anthem

> (which (other than with respect to clauses (b) and (c)) shall not be unreasonably withheld, conditioned or delayed):
> (a) ***Amend its*** certificate of incorporation or ***bylaws*** or equivalent organizational documents… or
> (q) Take, or offer or ***propose to take***, or agree to take in writing or otherwise, any of the actions described in Sections 4.1(a) through 4.1(p) or ***any other action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions set forth in Article VI not being satisfied*** or prevent or materially impede, interfere with, hinder or delay the consummation of the Mergers" (emphasis added).

Section 4.1 of the Merger Agreement, therefore, prohibits the Company from including the Proposal in its 2017 Proxy Statement because to do so would, at a minimum, constitute (i) a proposal to amend the bylaws and/or (ii) an action reasonably expected to result in an amendment of the bylaws, and therefore a failure to satisfy one of the conditions set forth in Article VI of the Merger Agreement. Whether its implementation is deferred is inapposite because the plain language of Section 4.1 of the Merger Agreement makes clear that implementation of an amendment to the bylaws is only one of the ways in which the covenant may be breached – merely to "propose or commit to" implement a bylaw amendment is also sufficient to constitute a breach of Section 4.1. Moreover, the chief executive officer and the chief financial officer are required to certify compliance with these provisions, and there is concern that such a certification could not be made if the Proposal is included in the 2017 Proxy Statement.

The fact that the Company could include reasons why shareholders should vote against the Proposal pursuant to Exchange Act Rule 14a-8(m) does not cure this problem. Consistent with its obligation under Exchange Act Rule 14a-9 not to make any material misstatements or omissions, if the Company were required to include the Proposal in the 2017 Proxy Statement, any statement by the Company about the Proposal would need to include disclosure to the effect that, prior to the execution of the Merger Agreement, the Corporate Governance Committee of the Company's board of directors (the "Board") was in the process of evaluating proxy access. Indeed, the Company supports proxy access as a general matter. However, the Company is clearly prohibited under the Merger Agreement from including its own proxy access proposal in the 2017 Proxy Statement, and therefore cannot provide its shareholders with an alternative that it believes would be in the best interests of the shareholders.

If required to include the Proposal in the 2017 Proxy Statement, the Company believes it would need to disclose to shareholders the Company's views about proxy access and the Corporate Governance Committee's consideration of proxy access. To omit this information would be a disservice to the Company's shareholders and, in the Company's view, would constitute a material omission. However, in making such a statement, the Company would be viewed as having proposed or committed, directly or indirectly, to implement a bylaw amendment, which would cause the Company to be in breach of its covenant obligations in Section 4.1. Accordingly, we believe that if no-action relief is not granted, we would effectively be required to choose between presenting this proposal to shareholders in violation of the Merger Agreement and violating the federal securities laws.

Proxy access proposals in general are more likely than not to receive majority support. According to recent data on similar proxy access proposals, in the 2015 and 2016 proxy seasons, 168 shareholder proposals relating to the adoption of proxy access were voted on, and 95 of those proposals passed.[1] Shareholders have a baseline expectation that their board of directors will take responsive action when proposals receive majority shareholder support, an expectation that is reflected in the voting guidelines published by leading proxy advisory firms. ISS has a policy recommending an "against" or "withhold" votes for a board that has "failed to act on a shareholder proposal that received the support of a majority of the shares cast in the previous year."[2] Similarly, Glass Lewis believes that any time 25% or more of shareholders (excluding abstentions and broker non-votes) vote in favor of a shareholder proposal, "the board should demonstrate some level of responsiveness."[3] Shareholders may reasonably expect that if the Company provides them with an opportunity to vote on the Proposal, the Company is indirectly proposing or committing to implement the Proposal should it receive majority shareholder support. If the Proposal were to receive majority support, the Board would be put in the very difficult position of being unable to be responsive to its shareholders.

Based upon the foregoing analysis, we respectfully request that the Staff reconsider the position taken in its January 24 no-action response and concur with our view that the Proposal may be properly excluded from the 2017 Proxy Statement pursuant to Rule 14a-8(i)(6) because mere inclusion of the proposal violates the terms of the Merger Agreement.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request for reconsideration. Correspondence

---

[1] *See* Sidley Austin LLP, "Proxy Access Reaching the Tipping Point," available at: http://www.sidley.com/~/media/update-pdfs/2016/12/proxy-access-corporate-governance-report-december-2016.pdf

[2] *See* ISS, "United States Concise Proxy Voting Guidelines 2016 Benchmark Policy Recommendations," available at: https://www.issgovernance.com/file/policy/2016-us-concise-voting-guidelines-jan-2016.pdf.

[3] *See* Glass-Lewis, "2017 Proxy Paper Voting Guidelines," available at: http://www.glasslewis.com/wp-content/uploads/2016/11/Guidelines_US.pdf.

regarding this letter should be sent to me at thomas.kim@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (202) 736-8615.

Sincerely,

Thomas J. Kim

cc: John Chevedden